FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2008

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: November 17, 2008	/s/ Donat Madilo Donat Madilo Chief Financial Officer

Banro Corporation

PRESS RELEASE

BANRO INTERCEPTS BROAD ZONES OF GOLD MINERALIZATION
AT ITS LUGUSHWA PROJECT

Highlights include 48.80 metres grading 3.51 g/t Au, 84.00 metres grading 1.75 g/t Au, and
41.43 metres grading 2.56 g/t Au

Toronto, Canada – November 17, 2008 - Banro Corporation (“Banro” or the “Company”) (NYSE Alternext US - “BAA”; TSX - “BAA”) is pleased to announce further results from the Company’s core drilling program at its wholly-owned Lugushwa gold project, located on the Twangiza-Namoya gold belt in the Democratic Republic of the Congo (the “DRC”).

Assay results have been received for an additional 26 core holes completed since the last drilling update for Lugushwa. These 26 holes were drilled at the D18 prospect with the objectives of improving the geological interpretation of the deposit and upgrading Inferred Mineral Resources to the Indicated Mineral Resource category for inclusion in the preliminary economic assessment (“scoping study”). This scoping study will assess all mineralization which has been identified to date at the Lugushwa project and is expected to be completed in 2009.

Highlights include:

•	Hole LDD066 intersected 73.90 metres grading 1.26 g/t Au from 0.00 metres
•	Hole LDD067 intersected 49.85 metres grading 1.55 g/t Au from 0.00 metres
•	Hole LDD068 intersected 65.75 metres grading 1.56 g/t Au from 0.00 metres
•	Hole LDD072 intersected 84.00 metres grading 1.75 g/t Au from 0.00 metres
•	Hole LDD075 intersected 48.80 metres grading 3.51 g/t Au from 69.70 metres
•	Hole LDD078 intersected 41.43 metres grading 2.56 g/t Au from 52.75 metres
•	Hole LDD079 intersected 32.10 metres grading 3.00 g/t Au from 53.40 metres

Results from all the reported core holes, which demonstrate a range of values, are tabulated in a table which can be accessed on the Company’s website at http://www.banro.com/i/pdf/2008-11-17_NRT.pdf.

A locality plan of the reported drill holes can also be found on the Company’s web site at http://www.banro.com/i/pdf/2008-11-17_NRM.pdf.

Core holes were inclined at between minus 58 and 80 degrees and averaged 182 metres in depth with a maximum down-hole depth of 291 metres. Core recovery for these holes averaged 94.4% within the mineralized zones. It is estimated that the true widths of the mineralized zones vary between 80% and 95% of the intersected widths in the holes. Drill hole spacing was on 40 metre or 80 metre sections.

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Gold mineralization at the D18 deposit is hosted by moderately metamorphosed mudstones and interbedded siltstones, which have been folded into an open anticline plunging at approximately 35° to the NNE. The mineralization is best developed in the hinge zone of the fold and continues down the fold limbs, sub-parallel to the bedding. Gold is associated with (a) quartz veins which occur both as bedding-parallel sets and as irregular “stockworks” and (b) arsenopyrite and pyrite disseminated throughout the host rock between the veins.

Commenting on the drilling results at Lugushwa, Mike Prinsloo, President and C.E.O. of the Company, said: “The wide zones of near-surface mineralization at D18 indicate good potential for defining a bulk-mineable resource with a low stripping ratio. The possibility of processing the ore by means of heap leaching is being investigated, with preliminary tests on oxidised material showing promising results. Furthermore, the recent drilling has established continuity of mineralization from the D18 to the G20 deposit, situated to the southwest, and has enabled the Company to better understand the Lugushwa ore-body.”

Drill cores for assaying were taken at a maximum of one metre intervals and were cut with a diamond saw with one-half of the core placed in sealed bags and sent to the Company’s sample preparation facility in Bukavu, DRC. The core samples were then crushed down to minus 2 mm, and split with half of the sample pulverised down to 90% passing 75 microns. Approximately 150 grams of the pulverised sample were then shipped to the SGS Laboratory (which is independent of the Company) in Mwanza, Tanzania where the samples were analysed for gold by fire assay using a 50g charge. As part of the Company’s QA/QC procedures, which adhere to internationally recognised standards, duplicates and blanks were inserted into the sample batches.

Additional information with respect to the Lugushwa project is contained in the technical report dated March 30, 2007 and entitled “Third NI 43-101 Technical Report, Lugushwa Project, South Kivu Province, Democratic Republic of the Congo.” A copy of this report may be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Banro is a Canadian-based gold exploration company focused on the development of four major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. Led by a proven management team with extensive gold and African experience, Banro’s strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

Qualified Person

The exploration results disclosed by this press release have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company’s geological staff based in Bukavu, DRC, under the supervision of Daniel K. Bansah who is a Member of The Australasian Institute of Mining and Metallurgy (Aus.I.M.M), the Company’s Vice President, Exploration and a “qualified person” (as such term is defined in National Instrument 43-101).

Cautionary Note to U.S. Investors: The United States Securities and Exchange Commission (the “SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as “measured”, “indicated”, and “inferred” “resources”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company’s Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

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Forward-Looking Statements: This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and the Company’s exploration and development plans) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to establish estimated mineral resources (the Company’s mineral resource figures are estimates and no assurances can be given that the indicated levels of gold will be produced), the possibility that future exploration results will not be consistent with the Company’s expectations, gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production), uncertainties relating to the availability and costs of financing needed in the future, changes in world gold markets and equity markets, political developments in the DRC, fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company’s activities, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s annual information form dated March 28, 2008 filed on SEDAR at www.sedar.com. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

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For further information, please visit our website at www.banro.com, or contact: Mike Prinsloo, President and C.E.O., South Africa, Tel: + 27 (0) 11 958-2885; Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, or Martin Jones, Vice-President, Corporate Development, Toronto, Ontario, Tel: (416) 366-2221 or 1-800-714-7938.